

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

<u>Via E-mail</u>
Steve Skaggs
Senior Vice President &
 Chief Financial Officer
Atmel Corporation
1600 Technology Drive
San Jose, California 95110

>   **Re: Atmel Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 26, 2013**
>   **File No. 000-19032**

Dear Mr. Skaggs:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements</u>

<u>Note 3. Business Combinations, page 61</u>

1.   With respect to the Ozmo acquisition, in future filings please describe the factors leading to a purchase price resulting in goodwill. Please also disclose how you determined the fair value of the earn-out recorded and disclose the amount of acquisition costs incurred and expensed in connection with the transaction. Refer to FASB ASC 805-10-50 and FASB ASC 805-30-50.

Note 16. Restructuring Charges, page 88

2.   We note that you recorded employee termination costs of $23.5 million and $21.7 million
in 2012 and 2011, respectively. We also note that you recorded $42.4 million in
employee termination costs in the quarterly period ended March 31, 2013. Please help us
better understand your disclosure and accounting by responding to the following:

- Please describe to us the terms and conditions of the termination payments, including
any required continuing service;

- Tell us how you determined the appropriate timing for recording the termination
liabilities, including how you applied the guidance from FASB Topic 420 in reaching
your conclusion;

- Please explain to us when you began formulating the workforce reduction plan for
each accrual of employee termination costs in 2013, 2012 and 2011; and,

- Explain to us the facts and circumstances leading to each significant charge for
employee termination activities and identify the expected completion dates of each
action. Clarify for us how your business will be different upon completion of each
restructuring action.

For guidance refer to FASB ASC 420-10-50-1 and SAB Topic 5-P4. Also, please expand
your disclosure in future filings to address the substance of our concerns.

3.   In future filings, please expand your MD&A disclosure about the restructuring charges to
more fully consider the guidance from the question under SAB Topic 5-P4. Under the
cited guidance, the expected effects on future earnings and cash flows resulting from an
exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be
quantified and disclosed, along with the initial period in which those effects are expected
to be realized. This includes whether the cost savings are expected to be offset by
anticipated increases in other expenses or reduced revenues. This discussion should
identify the income statement line items to be impacted and, in later periods, address
whether anticipated savings were achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or Gary Todd at 202-551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact me at 202-551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief